UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of November 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

L3, 40 Johnston Street, Wellington 6011, New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Allotment notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: November 3rd, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the New Zealand Stock Exchange under Listing Rule 7.12.1

3 November 2006

Allotment of shares:

a) Ordinary shares, CA 0525261008

b) 12,500 shares issued

c) 12,500 options exercised at US$1.25

d) Cash

e) N/a

f) Shares issued equivalent to 0.05% of total ordinary shares now on issue

g) Issued upon exercise of incentive stock options

h) Options terms dated 15 October 2003

i) Shares are not transferable until 15 February 2004 (no restrictions now apply); not transferable to US citizens for 40 days after issue (13 December 2006)

j) 22,757,287 ordinary shares in total after issue

k) N/a

l) Date of Issue: 2 November 2006